SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. )

EndoChoice Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share	29272U103
(Title of class of securities)	(CUSIP number)

Uri Geiger
U.M. AccelMed, Limited Partnership
6 Hachoshlim St.
Herzelia, Israel
Telephone: 011-972-9-788-3330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): U.M. AccelMed, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,284,989*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,284,989*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,989*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%**
14	TYPE OF REPORTING PERSON: PN

* These shares of Common Stock are currently held by ESOP Management and Trust Services Ltd. for the benefit of U.M. AccelMed, Limited Partnership.

** Based on 25,213,287 shares of Common Stock outstanding as of June 10, 2015, as provided by EndoChoice Holdings, Inc.

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): U.M. AccelMed Management (2009) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,284,989
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,284,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%*
14	TYPE OF REPORTING PERSON: CO

* Based on 25,213,287 shares of Common Stock outstanding as of June 10, 2015, as provided by EndoChoice Holdings, Inc.

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): M. Arkin (1999) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,284,989
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,284,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%*
14	TYPE OF REPORTING PERSON: CO

* Based on 25,213,287 shares of Common Stock outstanding as of June 10, 2015, as provided by EndoChoice Holdings, Inc.

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,284,989
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,284,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%*
14	TYPE OF REPORTING PERSON: IN

* Based on 25,213,287 shares of Common Stock outstanding as of June 10, 2015, as provided by EndoChoice Holdings, Inc.

CUSIP No. 29272U103

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,284,989
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,284,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%*
14	TYPE OF REPORTING PERSON: IN

** Based on 25,213,287 shares of Common Stock outstanding as of June 10, 2015, as provided by EndoChoice Holdings, Inc.

Item 1.                 Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of EndoChoice Holdings, Inc., a company organized under the laws of the State of Delaware ("EndoChoice").  The address of the principal executive office of EndoChoice is 11810 Wills Road, Alpharetta, Georgia 30009.

Item 2.                 Identity and Background.

This Schedule 13D is being filed jointly by U.M. AccelMed, Limited Partnership (the "Limited Partnership"), U.M. AccelMed Management (2009) Ltd. (the "General Partner"), M. Arkin (1999) Ltd.  ("Arkin's Company"), Mr. Moshe Arkin, and Dr. Uri Geiger (collectively, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The General Partner is the general partner of the Limited Partnership.  Voting rights in the General Partner are held 80% by Arkin's Company and 20% by Dr. Uri Geiger.  Moshe Arkin is the controlling shareholder of the General Partner and Uri Geiger is Managing Partner of the General Partner.

The General Partner has three directors, Moshe Arkin, Nir Arkin, and Dr. Uri Geiger, and no officers.  Moshe Arkin is the sole director of Arkin's Company, which has no officers.

Each of the Limited Partnership, the General Partner, and Arkin's Company is organized under the laws of the State of Israel.  The business address of the Limited Partnership, the General Partner, and Arkin's Company is 6 Hachoshlim St., Herzelia, Israel.

The principal business of the Limited Partnership is to invest in medical devices companies, the principal business of the General Partner is to serve as general partner for the Limited Partnership, and the principal business of the Arkin Company is to invest in companies.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings.  Nir Arkin, the son of Moshe Arkin, is a citizen of Israel whose principal business is Head of Arkin Holdings family office.  The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin, and it is located at 6 Hachoshlim St., Herzelia, Israel (which is also Mr. Moshe Arkin's and Mr. Nir Arkin's business address).  Dr. Geiger is a citizen of Israel whose principal business is Managing Partner of the General Partner.  Dr. Geiger's business address is the same as that of the Limited Partnership provided above.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this report has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

In a series of investments with ECPM Holdings, LLC ("Holdings LLC") from January 4, 2013 to March 4, 2015 totaling $14.5 million, the Limited Partnership acquired various limited liability company interests (referred to generally as "Units") in Holdings LLC consisting of Class A Units and Class C Units.  The funds used by the Limited Partnership to purchase the Units came from capital contributions by limited partners, Mr. Moshe Arkin and Dr. Geiger.

On June 4, 2015, Holdings LLC, a Delaware limited liability company, converted into a Delaware corporation pursuant to a statutory conversion and changed its name to EndoChoice Holdings, Inc. (the "Corporate Conversion"), which is described in more detail in Item 4.  As part of the Corporate Conversion on such date, the Class A and Class C Units held by the Limited Partnership were converted into 2,284,989 shares of Common Stock.

Item 4.                 Purpose of Transaction.

   The Corporate Conversion took place on June 4, 2015 following the pricing of the initial public offering of EndoChoice (the "IPO").  The purpose of the corporate conversion was to reorganize the corporate structure so that the top-tier entity in the corporate structure – the entity that offered Common Stock to the public in the IPO – was a corporation rather than a limited liability company, and so that existing investors would own Common Stock rather than equity interests in a limited liability company.  In connection with the Corporate Conversion, EndoChoice continues to hold all property and assets of Holdings LLC and has assumed all of its debts and obligations.

The number of shares of Common Stock issued to the Limited Partnership and other Unit holders in the Corporate Conversion was determined based upon terms of the Second Amended and Restated Limited Liability Company Agreement, dated as of March 4, 2015, by and among Holdings LLC and the members party thereto, including the Limited Partnership (the "LLC Agreement").  Pursuant to the LLC Agreement, each outstanding class and series of units of Holdings LLC converted into a number of shares of Common Stock of EndoChoice based upon the liquidation value of Holdings LLC, assuming it was liquidated at the time of the IPO with a value implied by the price of the shares of Common Stock sold in the IPO ($15 per share).  Upon conversion, the shares of Common Stock of EndoChoice were allocated among the various classes and series of units in accordance with the distribution proportions, orders and priorities set forth in the LLC Agreement.  No fractional shares of common stock were issued in connection with the Corporate Conversion, and each holder of Units received an amount of cash determined based on the IPO price per share in lieu of any fractional share that would otherwise have been issued in connection with the Corporate Conversion.

In addition, the LLC Agreement provided that one member of the Board of Directors of Holdings LLC would be elected by majority vote of the holders of Class C Units (which included the Limited Partnership). Following his election by a majority vote of the holders of Class C Units, Dr. Geiger began to serve on the Board of Directors of Holdings LLC on January 4, 2014.  On the effective date of the Corporate Conversion, the members of the Board of Directors of Holdings LLC, including Dr. Geiger, became the members of EndoChoice’s Board of Directors.   Dr. Geiger's term as director will expire upon the election and qualification of a successor at the annual meeting of stockholders to be held during calendar year 2016.  Pursuant to the bylaws of EndoChoice, candidates for director will be nominated either by the Board of Directors or by a holder of Common Stock (if certain conditions are met), and elected by the vote of the holders of Common Stock.

The LLC Agreement terminated in connection with the IPO, which closed on June 10, 2015.

Pursuant to the terms of a Registration Agreement dated as of January 4, 2014 (with amendments dated as of October 30, 2014 and March 4, 2015) with EndoChoice, the Limited Partnership is entitled to require that EndoChoice file a registration statement under the Securities Act of 1933 with respect to all or a portion of the 2,284,989 shares of Common Stock that it received in the Corporate Conversion.   Beginning 180 days after the June 4, 2015 effective date of the registration statement for the IPO, the Limited Partnership may (i) together with at least a majority of certain holders of Common Stock issued upon the conversion of Class A Units (or investors holding a majority of the such Common Stock held by all investors) request registration on Form S-1 (subject to certain limitations on minimum aggregate offering size), or (ii) on its own request registration on Form S-3 (so long as it continues to hold at least 5% of the total Common Stock issued upon the conversion of Class A, Class B, and Class C Units, and subject to certain limitations on minimum aggregate offering size).  EndoChoice is required to effect no more than two registrations on Form S-1, but is required to effect unlimited short-form registrations on Form S-3 subject to certain limitations.  EndoChoice may postpone the filing of a registration statement for up to 180 days if its Board of Directors determines in good faith that it would be materially detrimental to EndoChoice and the holders of Common Stock to effect such registration at such time.

In addition, the Registration Agreement provides that the Limited Partnership, subject to certain limitations, is entitled to request inclusion of its shares in any registration statement filed by EndoChoice to register any of EndoChoice's securities under the Securities Act of 1933 in connection with a public sale solely for cash.  The Registration Agreement also includes provisions with respect to payment of certain registration expenses by EndoChoice and indemnification against liabilities resulting from the registrations described above.

The descriptions of the LLC Agreement and Registration Agreement are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and are incorporated herein by reference.

Each of the Reporting Persons intends to review the performance of their investment in EndoChoice from time to time.  Depending on various factors, including the business, prospects and financial position of EndoChoice, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in EndoChoice as they deem appropriate in light of the circumstances existing from time to time.  Each of the Reporting Persons may purchase additional equity in EndoChoice or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.                 Interest in Securities of the Issuer.

(a)  and (b)

As of the date hereof, the Limited Partnership is deemed to be the beneficial owner of 2,284,989 shares of Common Stock (which are currently held by ESOP Management and Trust Services Ltd. for the benefit of the Limited Partnership), which represents approximately 9.06% of the number of shares of Common Stock outstanding.  The Limited Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

As the general partner of the Limited Partnership, the General Partner may be deemed to be the indirect beneficial owner of the 2,284,989 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 9.06% of the number of shares of Common Stock outstanding.  The General Partner has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

As the controlling shareholder of the General Partner, Arkin's Company may be deemed to be the indirect beneficial owner of the 2,284,989 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 9.06% of the number of shares of Common Stock outstanding.  Arkin's Company has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

As the sole shareholder and sole director of Arkin's Company, Moshe Arkin may be deemed to be the indirect beneficial owner of the 2,284,989 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 9.06% of the number of shares of Common Stock outstanding.  Mr. Moshe Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

As the Managing Partner of the General Partner, Dr. Uri Geiger may be deemed to be the indirect beneficial owner of the 2,284,989 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 9.06% of the number of shares of Common Stock outstanding.  Dr. Geiger has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by the Limited Partnership.

Each of Arkin's Company, Mr. Moshe Arkin, and Mr. Geiger disclaims beneficial ownership of any such Common Stock except to the extent of its or his pecuniary interest therein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Arkin's Company, Mr. Moshe Arkin, and Mr. Geiger is the beneficial owner of the Common Stock referred to herein, except to the extent of its or his pecuniary interest therein, for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The Reporting Persons have acted in concert in connection with the transaction described herein.  Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d)

No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on 25,213,287 shares of Common Stock outstanding as of June 10, 2015, as provided by EndoChoice.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

LLC Agreement

The LLC Agreement is described in Item 4.  A copy of the LLC Agreement is attached hereto as Exhibit 2.

Registration Agreement

The Registration Agreement and amendments thereto are described in Item 4.  A copy of the Registration Agreement and amendments thereto are attached hereto as Exhibits 3, 4, and 5.

Investor Rights Agreement

Pursuant to the terms of an Investor Rights Agreement with Holdings LLC, certain holders of Class A Units, including the Limited Partnership, were entitled to certain rights with respect to the receipt of financial statements on a monthly, quarterly and annual basis, the receipt of reports concerning significant aspects of operations or financial affairs, notice of any material event that would negatively impact the business, and the inspection of facilities and records.  The investor rights agreement terminated in connection with the IPO.

A copy of the Investor Rights Agreement is attached hereto as Exhibit 6.

Incorporated herein by reference are the following: the LLC Agreement (Exhibit 2), Registration Agreement and amendments thereto (Exhibits 3, 4, and 5), and the Investor Rights Agreement (Exhibit 6).  The respective descriptions of the LLC Agreement, Registration Agreement and amendments thereto, and the Investor Rights Agreement contained herein are brief summaries only and are qualified in their entirety by the respective terms of each document incorporated herein by reference.

Item 7.                 Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated as of June 15, 2015, by and among the Reporting Persons.

2
Second Amended and Restated Limited Liability Company Agreement, dated as of March 4, 2015, by and among ECPM Holdings, LLC and the members party thereto, including U.M. AccelMed, Limited Partnership (incorporated by reference to Exhibit 10.1 to EndoChoice's Form S-1/A filed May 26, 2015).

3
Registration Agreement, dated as of January 4, 2013, by and among ECPM Holdings, LLC, Avraham Levy, and the investors party thereto, including U.M. AccelMed, Limited Partnership (incorporated by reference to Exhibit 10.3 to EndoChoice's Form S-1/A filed May 26, 2015).

4
First Amendment to Registration Agreement, dated as of October 30, 2014, by and among ECPM Holdings, LLC and the parties thereto, including U.M. AccelMed, Limited Partnership (incorporated by reference to Exhibit 10.4 to EndoChoice's Form S-1/A filed May 26, 2015).

5
Second Amendment to Registration Agreement, dated as of March 4, 2015, by and among ECPM Holdings, LLC and the parties thereto, including U.M. AccelMed, Limited Partnership (incorporated by reference to Exhibit 10.5 to EndoChoice's Form S-1/A filed May 26, 2015).

6
Investor Rights Agreement, dated as of January 4, 2013, by and among ECPM Holdings, LLC and the investors party thereto, including U.M. AccelMed, Limited Partnership (incorporated by reference to Exhibit 10.2 to EndoChoice's Form S-1/A filed May 26, 2015).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2015

U.M. AccelMed, Limited Partnership

By: U.M. AccelMed Management (2009) Ltd.,
General Partner

/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

U.M. AccelMed Management (2009) Ltd.

/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

M. Arkin (1999) Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin
Title: Director

Moshe Arkin

/s/ Moshe Arkin

Uri Geiger

/s/ Uri Geiger